January 30, 2026

W. Brett McGill
Chief Executive Officer
MarineMax Inc.
501 Brooker Creek Boulevard
Oldsmar, FL 34677

       Re: MarineMax Inc.
           Registration Statement on Form S-3
           Filed January 29, 2026
           File No. 333-293055
Dear W. Brett McGill:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Michael Mills